As filed with the Securities and Exchange Commission on August 2, 2005

Registration No. 333-121730

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VITESSE SEMICONDUCTOR CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0138960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

741 Calle Plano

Camarillo, California 93012

(805) 388-3700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Yatin Mody

Chief Financial Officer

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, California 93012

(805) 388-3700

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Martin A. Wellington, Esq.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

(650) 752-2000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
1.50% Convertible Subordinated Debentures Due 2024	$96,700,000		100%		$96,700,000		$11,382	(1)
Common Stock, par value $0.01 per share	24,668,367	(2)		(3)		(3)		(3)

(1)	Fee paid on December 27, 2004.

(2)	This number represents the number of shares of common stock initially issuable upon conversion of the 1.50% Convertible Subordinated Debentures due 2024 registered hereby at the conversion price of $3.92 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminable number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(3)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the debentures because no additional consideration will be received in connection with the exercise of the conversion privilege.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-121730) is to amend the table under the caption “Selling Holders” in the prospectus to add the names and respective holdings of additional selling holders who have requested inclusion in this prospectus. No additional securities are being registered hereby.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2005

$96,700,000

VITESSE SEMICONDUCTOR CORPORATION

1.50% Convertible Subordinated Debentures due 2024 and

24,668,367 Shares of Common Stock

Issuable Upon Conversion of the Debentures

Vitesse Semiconductor Corporation issued the 1.50% Convertible Subordinated Debentures due 2024 in a private placement in September and October 2004. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of the debentures. We will not receive any of the proceeds from the sale of these securities.

Holders of the debentures may convert the debentures into shares of our common stock at a conversion price of $3.92 per share (equivalent to an initial conversion rate of approximately 255.1020 shares per $1,000 principal amount of debentures), subject to adjustment as described in this prospectus.

On or after October 1, 2009, we may redeem some or all of the debentures for cash at a price equal to 100% of the principal amount plus accrued but unpaid interest; provided, however, that we may redeem some or all of the debentures for cash after October 1, 2007 and prior to October 1, 2009 if the closing sale price of our common stock has been at least 170% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period.

Holders of the debentures may require us to purchase all or a portion of their debentures for cash on October 1, 2009, 2014 and 2019 at a cash repurchase price equal to 100% of the principal amount plus accrued but unpaid interest. In addition, upon a fundamental change, in certain circumstances, holders may require us to repurchase all or a portion of their debentures at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest plus, under certain circumstances, a make-whole premium. If holders require us to repurchase debentures upon a fundamental change, subject to certain exceptions, we may choose to pay the repurchase price in cash, shares of our common stock or a combination of cash and shares of our common stock.

The debentures are our unsecured obligations, are subordinated in right of payment to all of our existing and future senior indebtedness, including indebtedness under our amended senior credit facility, and rank pari passu with all of our existing and future subordinated indebtedness. The debentures are effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

Our shares are listed for trading on The Nasdaq Stock Market’s National Market under the symbol “VTSS.” On July 29, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $2.22 per share.

Investing in our common stock or the debentures involves certain risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August     , 2005

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

The following information is qualified by the more detailed information appearing elsewhere in this prospectus. Prospective investors should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto, which are incorporated into this prospectus by reference, before making an investment decision. As used in this prospectus, “Vitesse,” “Company,” “we,” “ours” and “us” refer to Vitesse Semiconductor Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

Vitesse Semiconductor Corporation

We are a leading supplier of high-performance integrated circuits, principally targeted at systems manufacturers in the communications and storage industries. Within the communications industry, our products address the enterprise, metro and core segments of the communications network, where they enable data to be transmitted at high speeds and to be processed and switched under a variety of protocols. In the storage industry, our products enable storage devices to be networked efficiently. Our customers include leading communications and storage original equipment manufacturers such as Alcatel, Cisco, EMC, Fujitsu, Hewlett Packard, Huawei, IBM, LSI Logic, Lucent, Nortel, Siemens, Sun Microsystems and Tellabs. We offer worldwide technical and sales support through a network of offices in North America, Europe and Asia.

Corporate Information

We were incorporated in Delaware in 1987. Our principal executive offices are located at 741 Calle Plano, Camarillo, California. Our telephone number at this location is (805) 388-3700. Our web site is located at http://www.vitesse.com. The information contained on our web site is not a part of this prospectus.

The Offering

Securities Offered	$96,700,000 aggregate principal amount of 1.50% Convertible Subordinated Debentures due 2024, including an aggregate of 24,668,367 shares of common stock issuable upon conversion thereof.

Maturity Date	October 1, 2024.

Ranking	The debentures are our unsecured obligations, are subordinated in right of payment to all of our existing and future senior indebtedness, including indebtedness under our amended senior credit facility, and rank pan passu with all of our existing and future subordinated indebtedness. As of December 31, 2004, we had approximately $1.1 million of senior indebtedness outstanding (consisting of our guarantees of the indebtedness of certain of our subsidiaries). The debentures are effectively subordinated to all indebtedness and other liabilities, including trade payables, of our subsidiaries. As of December 31, 2004, our subsidiaries had an aggregate of $2.3 million of outstanding indebtedness, including trade payables but excluding intra-company liabilities.

Interest Rate	1.50% per year. Interest will be payable on October 1 and April 1 of each year, beginning on April 1, 2005.

Issue Price	Each debenture was issued at a price of 100% of its principal amount plus accrued interest, if any, from September 22, 2004.

Conversion Rights	Holders may convert the debentures into shares of our common stock initially at a conversion price of $3.92 per share (equivalent to an initial conversion rate of approximately 255.1020 shares of common stock per $1,000 principal amount), subject to adjustment as described in this prospectus. Upon a conversion, we will have the right to deliver to holders, at our option, (1) cash, (2) shares of our common stock or (3) a combination thereof. See “Description of the Debentures—Conversion Rights.” The conversion price will be adjusted to reflect dividends, stock splits, issuances of rights to purchase shares of common stock and other events.

Sinking Fund	None.

Optional Redemption By Vitesse	We may redeem some or all of the debentures for cash at any time on or after October 1, 2009 at a price equal to 100% of the principal amount of the debentures, plus accrued and unpaid interest, including additional interest, if any, all as set forth under “Description of the Debentures—Optional Redemption by Vitesse;” provided, however, that we may redeem some or all of the debentures for cash after October 1, 2007 and prior to October 1, 2009 if the closing sale price of our common stock has been at least 170% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period.

Optional Repurchase Right of Holders	Holders may require us to repurchase all or a portion of the debentures for cash on October 1, 2009, 2014 and 2019 at a cash repurchase price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of repurchase. See “Description of the Debentures—Repurchase at Option of Holders—Optional Put.”

Fundamental Change Repurchase Right of Holders	Holders may require us to repurchase all or a portion of the debentures upon a fundamental change of Vitesse in certain circumstances and subject to certain conditions. In such case, we will pay a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date plus, under certain circumstances, a make-whole premium. Upon a repurchase in connection with a fundamental change, we have the right to deliver to holders, at our option, (1) cash, (2) shares of our common stock or (3) a combination thereof. See “Description of the Debentures—Repurchase at Option of Holders—Fundamental Change Put.”

Make-Whole Premium Upon a Fundamental Change	Upon the occurrence of a fundamental change on or prior to October 1, 2009, under certain circumstances, we will pay, in addition to the repurchase price, a make-whole premium on debentures converted in connection with, or tendered for repurchase upon, the fundamental change. The make-whole premium will be payable in the same form of consideration into which our common stock has been exchanged or converted in the fundamental change and will be paid on the repurchase date for the debentures after the fundamental change, both for debentures tendered for repurchase and for debentures converted in connection with the fundamental change. The amount of the make-whole premium, if any, will be based on our stock price on the effective date of the fundamental change. A description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices and fundamental change effective dates is set forth under “Description of the Debentures—Determination of the Make-Whole Premium.”

Covenants	The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends or issuing or repurchasing our other securities.

Events of Default	If there is an event of default on the debentures, the principal amount of the debentures plus accrued and unpaid interest, including additional interest, if any, to the date of acceleration may be declared immediately due and payable subject to certain conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving Vitesse.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling holder of the debentures or the underlying common stock.

Nasdaq National Market Symbol for Our Common Stock	Our common stock is traded on the Nasdaq National Market under the symbol “VTSS.”

Risk Factors

In analyzing an investment in the debentures, prospective investors should carefully consider, along with other matters referred to and incorporated by reference in this prospectus, the information set forth under “Risk Factors.”

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the debentures and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus and the documents incorporated herein contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

We have experienced continuing losses from operations since March 31, 2001, and we anticipate future losses from operations

We have experienced continuing losses from operations since our revenues peaked in the quarter ended December 31, 2000. Although our revenues have fluctuated since that time, in recent periods they have not been sufficient to cover our operating expenses, and we anticipate future losses from operations as a result. Moreover, in fiscal 2001, 2002 and 2003 our operating results were materially and adversely affected by inventory write-downs, restructuring charges and impairment charges. We may be required to take additional similar charges in the future, which could have a material and adverse effect on our operating results. Due to general economic conditions and slowdowns in purchases of networking equipment, it has become increasingly difficult for us to predict the purchasing activities of our customers and we expect that our operating results will fluctuate substantially in the future. Due to a slowdown in orders from our storage customers, we have recorded declining total revenues in two of our four most recent quarters. Future fluctuations in operating results may also be caused by a number of factors, many of which are outside our control. Additional factors that could affect our future operating results include the following:

•	The loss of major customers;

•	Variations, delays or cancellations of orders and shipments of our products;

•	Increased competition from current and future competitors;

•	Reductions in the selling prices of our products;

•	Significant changes in the type and mix of products being sold;

•	Delays in introducing new products;

•	Design changes made by our customers;

•	Failure by third-party foundries to manufacture and ship products on time;

•	Changes in third-party foundries’ manufacturing capacity, utilization of their capacity and manufacturing yields;

•	Variations in product development costs;

•	Changes in our or our customers’ inventory levels;

•	Expenses or operational disruptions resulting from acquisitions; and

•	Sale or closure of discontinued operations.

For example, high levels of inventory at our customers contributed to a significant decline in sales of our products in fiscal 2001 and 2002. In addition, in fiscal 2003 we decided to discontinue our line of optical module products and sell certain assets of that business, as a result of which our fiscal 2003 statements of operations and cash flows reflect losses from discontinued operations associated with that business.

We implemented significant restructuring programs and cost reductions in fiscal 2001, 2002, 2003, 2004 and 2005, and we cannot assure you that we will not undertake further such actions in the future. In addition, in the past we have recorded significant new product development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. These additional expenses may have a material and adverse effect on our operating results in future periods. The occurrence of any of the above-mentioned factors could have a material adverse effect on our business and on our financial results.

If we are unable to develop and introduce new products successfully or to achieve market acceptance of our new products, our operating results will be adversely affected

Our future success will depend on our ability to develop new high-performance integrated circuits for existing and new markets, introduce these products in a cost-effective and timely manner and convince leading equipment manufacturers to select these products for design into their own new products. Our financial results in the past have been, and are expected in the future to continue to be, dependent on the introduction of a relatively small number of new products and the timely completion and delivery of those products to customers. The development of new integrated circuits is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

•	Accurately predict market requirements and evolving industry standards;

•	Accurately define new products;

•	Timely complete and introduce new products;

•	Timely qualify and obtain industry interoperability certification of our products and our customers’ products into which our products will be incorporated;

•	Work with our foundry subcontractors to achieve high manufacturing yields; and

•	Gain market acceptance of our products and our customers’ products.

If we are not able to develop and introduce new products successfully, our business, financial condition and results of operations will be materially and adversely affected. Our success will also depend on the ability of our customers to successfully develop new products and enhance existing products for the communications and storage markets. The communications and storage markets may not develop in the manner or in the time periods that our customers anticipate. If they do not, or if our customers’ products do not gain widespread acceptance in these markets, our business, financial condition and results of operations will be materially and adversely affected.

We are dependent on a small number of customers in a few industries

We intend to continue focusing our sales efforts on a small number of customers in the communications and storage markets that require high-performance integrated circuits. Some of these customers are also our competitors. If any of our major customers were to delay orders of our products or stop buying our products, our business and financial condition would be severely affected.

We depend on third party foundries and other suppliers to manufacture substantially all of our current products

Wafer fabrication for the majority of our products is outsourced to third-party silicon foundries such as IBM, LSI Logic, Taiwan Semiconductor Manufacturing Corporation and United Microelectronics Corporation. As a result, we depend on third-party foundries to allocate a portion of their manufacturing capacity sufficient to meet our needs and to produce products of acceptable quality in a timely manner. There are significant risks associated with our reliance on third-party foundries, including:

•	The lack of assured wafer supply, the potential for wafer shortages and possible increases in wafer prices;

•	Limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	The unavailability of, or delays in obtaining, access to key process technologies.

These and other risks associated with our reliance on third-party foundries could materially and adversely affect our business, financial condition and results of operations. For example, the third-party foundries that manufacture our wafers have from time to time experienced manufacturing defects and reductions in manufacturing yields. In addition, disruptions and shortages in foundry capacity may impair our ability to meet our customers’ needs and negatively impact our operating results. Our third-party foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. Historically, there have been periods in which there has been a worldwide shortage of foundry capacity for the production of high-performance integrated circuits such as ours. We do not have long-term agreements with any of our third-party foundries, but instead subcontract our manufacturing requirements on a purchase order basis. As a result, although we believe that we currently have access to adequate foundry capacity to support our sales levels, it is possible that the capacity we will need in the future may not be available to us on acceptable terms, if at all.

In addition to third-party foundries, we also depend on third-party subcontractors in the U.S. and Asia for the assembly and packaging of our products. As with our foundries, any difficulty in obtaining parts or services from these subcontractors could affect our ability to meet scheduled product deliveries to customers, which could in turn have a material adverse effect on our customer relationships, business and financial results.

If we do not achieve satisfactory manufacturing yields or quality, our business will be harmed

The fabrication of integrated circuits is a highly complex and technically demanding process. Defects in designs, problems associated with transitions to newer manufacturing processes and the inadvertent use of defective or contaminated materials can result in unacceptable manufacturing yields and performance. These problems are frequently difficult to detect in the early stages of the production process and can be time-consuming and expensive to correct once detected. Even though we procure substantially all of our wafers from third-party foundries, we are responsible for low yields when these wafers are probed.

In the past, we have experienced difficulties in achieving acceptable yields on some of our products, particularly with new products, which frequently involve newer manufacturing processes and smaller geometry features than previous generations. Maintaining high numbers of shippable die per wafer is critical to our operating results, as decreased yields can result in higher per-unit costs, shipment delays and increased expenses associated with resolving yield problems. Because we also use estimated yields to value work-in-process inventory, yields below our estimates can require us to lower the value of inventory that is already reflected on our financial statements. In addition, defects in our existing or new products may require us to incur significant warranty, support and repair costs, and could divert the attention of our engineering personnel away from the development of new products. As a result, poor manufacturing yields, defects or other performance problems with our products could adversely affect our business and operating results.

Acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert the attention of our management

Within the last several years we have made a series of acquisitions, including a number of significant acquisitions. Our management frequently evaluates available strategic opportunities, and as a result we may pursue additional acquisitions of complementary products, technologies or businesses in the future. If we fail to achieve the financial and strategic benefits of past and future acquisitions, however, including our acquisitions of the Adaptec RAID on Chip (ROC) business, Cicada and Multilink, our business and operating results will be materially and adversely affected. In undertaking future acquisitions we may:

•	Issue stock that would dilute the ownership of our then-existing stockholders;

•	Reduce the cash available to fund operations or meet other liquidity needs;

•	Incur debt; or

•	Assume other liabilities.

For example, in connection with our acquisition of Versatile Optical Networks, Inc. in July 2001, we issued approximately 8.8 million shares of our common stock. In August 2003, we subsequently sold certain assets of this business at a loss, requiring us to recognize losses from discontinued operations on our fiscal 2003 statements of operations and cash flows. Acquisitions also involve numerous other risks after they are completed, including:

•	Difficulties in integrating the acquired operations, technologies, products and personnel with ours;

•	Failure to achieve targeted synergies;

•	Amortization expenses and impairment charges relating to intangible assets;

•	Unanticipated costs and liabilities, including charges for the impairment of the value of acquired assets;

•	Diversion of management’s attention from the day-to-day operations of our core business;

•	Adverse effects on our existing business relationships with suppliers and customers or those of the acquired organization;

•	Difficulties in entering markets in which we have no or limited prior experience; and

•	Potential loss of key employees, particularly those of the acquired organizations.

For example, in fiscal 2002 we recorded impairment charges of $398.9 million associated with goodwill and other intangible assets related to past acquisitions. As of March 31, 2005, and after accounting for these impairment charges, we had an aggregate of $243.1 million of goodwill and other intangible assets on our balance sheet. As a result of our purchase of Cicada, we recorded a third quarter fiscal 2004 charge of $3.7 million for the fair value of purchased IPR&D. Additionally, $42.9 million and $13.9 million was recorded as goodwill and identifiable intangible assets, respectively. The identifiable intangible assets include customer relationships of $0.2 million and developed technology of $13.7 million, which will be amortized over their expected lives of 17 months to 48 months, respectively, increasing annual and quarterly amortization expense by approximately $3.6 million and $0.9 million, respectively. These assets may be written down in the future to the extent they are deemed to be impaired and any such write-downs would adversely affect our results of operations.

Our industry is highly competitive

The markets for our products are intensely competitive and subject to rapid technological advancement in design technologies, wafer-manufacturing techniques, process tools and alternate networking technologies. We must identify and capture future market opportunities to offset the rapid price erosion that characterizes our industry. We may not be able to develop new products at competitive pricing and performance levels. Even if we are able to do so, we may not complete a new product and introduce it to market in a timely manner. Our customers may substitute use of our products in their next generation equipment with those of current or future competitors. In the storage and enterprise markets, we principally compete against Agere Systems, Agilent, Broadcom, Emulex, LSI Logic, Marvell, PMC Sierra and QLogic; in the long haul and metro markets, our competitors include Agere Systems, Applied Micro Circuits Corporation, Mindspeed and PMC Sierra. We also compete with internal IC design units of systems companies such as Cisco Systems. Over the next few years, we expect additional competitors, some of which may have greater financial and other resources, to enter the market with new products. In addition, we are aware of venture-backed companies that focus on specific portions of our product line. These companies, individually and collectively, represent future competition for design wins and subsequent product sales.

We typically face competition at the design stage, where customers evaluate alternative design approaches that require integrated circuits. Our competitors have increasingly frequent opportunities to supplant our products in next generation systems because of shortened product life and design-in cycles in many of our customers’ products.

Competition is particularly strong in the market for communications ICs, in part due to the market’s growth rate, which attracts larger competitors, and in part due to the number of smaller companies focused on this area. These companies, individually and collectively, represent strong competition for many design wins and subsequent product sales. Larger competitors in our market have acquired both mature and early stage companies with advanced technologies. These acquisitions could enhance the ability of larger competitors to obtain new business that we might have otherwise won.

Our international sales and operations subject us to risks that could adversely affect our revenue and operating results

Sales to customers located outside the U.S. have historically accounted for a significant percentage of our revenue and we anticipate that such sales will continue to be a significant percentage of our revenue. International sales constituted 46%, 30% and 24% of our total revenue in fiscal 2004, 2003 and 2002, respectively. International sales involve a variety of risks and uncertainties, including risks related to:

•	Reliance on strategic alliance partners;

•	Compliance with changing foreign regulatory requirements and tax laws;

•	Difficulties in staffing and managing foreign operations;

•	Reduced protection for intellectual property rights in some countries;

•	Longer payment cycles to collect accounts receivable in some countries;

•	Political and economic instability;

•	Economic downturns in international markets.

•	Changing restrictions imposed by U.S. export laws; and

•	Competition from U.S. based companies that have firmly established significant international operations.

Failure to successfully address these risks and uncertainties could adversely affect our international sales, which could in turn have a material and adverse effect on our results of operations and financial condition.

We must keep pace with rapid technological change and evolving industry standards

We sell products in markets that are characterized by rapid changes in both product and process technologies, including evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration and smaller process geometries. We believe that our success to a large extent depends on our ability to adapt to these changes, to continue to improve our product technologies and to develop new products and technologies in order to maintain our competitive position. Our failure to accomplish any of the above could have a negative impact on our business and financial results. If new industry standards emerge, our products or our customers’ products could become unmarketable or obsolete, and we could lose market share. We may also have to incur substantial unanticipated costs to comply with these new standards.

Our business is subject to environmental regulations

We are subject to a variety of federal, state and local environmental regulations relating to the use, storage, discharge and disposal of toxic, volatile and other hazardous chemicals used in our design and manufacturing processes. In some circumstances, these regulations may require us to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including the potential liabilities associated with chemicals used in our design and manufacturing processes. If we fail to comply with these regulations, we could be subject to fines or be required to suspend or cease our operations. In addition, these regulations may restrict our ability to expand operations at our present locations or require us to incur significant compliance-related expenses.

Our failure to manage changes to our operations infrastructure may adversely affect us

Prior to fiscal 2001 we experienced a period of rapid growth and expanded our operations infrastructure accordingly. More recently, we implemented a series of restructuring plans in fiscal 2001, 2002, 2003, 2004 and 2005 that reduced this infrastructure. Throughout this period we have also made a number of acquisitions. These changes have placed, and continue to place, a significant strain on our personnel, systems and other resources. Unless we manage these changes effectively, we may encounter challenges in executing our business, which could have a material adverse effect on our business and financial results. Our recent restructuring efforts, in particular, may disrupt our operations and adversely affect our ability to respond rapidly to any renewed growth opportunities.

We are dependent on key personnel

Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any of our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete

We rely on a combination of patent, copyright, trademark and trade secret protections, as well as confidentiality agreements and other methods, to protect our proprietary technologies and processes. For example, we enter into confidentiality agreements with our employees, consultants and business partners, and control access to and distribution of our proprietary information. We have been issued 65 U.S. patents and 4 foreign patents and have a number of pending patent applications. However, despite our efforts to protect our intellectual property, we cannot assure you that:

•	The steps we take to prevent misappropriation or infringement of our intellectual property will be successful;

•	Any existing or future patents will not be challenged, invalidated or circumvented;

•	Any pending patent applications or future applications will be approved;

•	Others will not independently develop similar products or processes to ours or design around our patents; or

•	Any of the measures described above would provide meaningful protection.

A failure by us to meaningfully protect our intellectual property could have a material adverse effect on our business, financial condition, operating results and ability to compete. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our proprietary rights

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. As is common in the industry, from time to time third parties have asserted patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded that we license their patents and technology. To date, none of these claims has resulted in the commencement of any litigation against us nor have we believed that it is necessary to license any of the rights referred to in such claims. We expect, however, that we will continue to receive such claims in the future, and any litigation to determine their validity, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in such disputes given the complex technical issues and inherent uncertainties in intellectual property litigation. If such litigation were to result in an adverse ruling we could be required to:

•	Pay substantial damages;

•	Discontinue the use of infringing technology, including ceasing the manufacture, use or sale of infringing products;

•	Expend significant resources to develop non-infringing technology; or

•	License technology from the party claiming infringement, which license may not be available on commercially reasonable terms.

A recently announced change in the accounting treatment of stock options will adversely affect our results of operations.

In December 2004, the Financial Accounting Standards Board issued revised SFAS No. 123, Share-Based Payment, or SFAS 123R, which requires companies to expense employee stock options for financial reporting purposes. As a result, beginning in October 2005, we will be required to value our employee stock option grants pursuant to an option valuation model, and then amortize that value against our reported earnings over the vesting period in effect for those options. We currently account for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and have adopted the disclosure-only alternative of SFAS 123 and FAS 128, each of which has been superseded by FAS 123R. Following the implementation of SFAS 123R, our stock-based compensation expense will be charged directly against our reported earnings. We are currently evaluating the impact that the adoption of SFAS 123R will have on our consolidated results of operations, consolidated financial position, and consolidated cash flows, and the change in accounting treatment, and we expect that the change in accounting treatment will materially and adversely affect our results of operations.

Our operating results may fluctuate significantly due to the embedded derivative associated with our 1.50% convertible subordinated debentures

In connection with the issuance of our 1.50% Convertible Subordinated Debentures due 2024, the requirement that we pay a make-whole premium in certain circumstances upon the occurrence of a fundamental change constitutes an embedded derivative in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the value of which we are required to mark-to-market each reporting period. Any fluctuations in the value of this embedded derivative would generally be reflected as interest expense or income in our results of operations. As a result, there may be material fluctuations in our results of operations.

Risks Related to the Debentures

The debentures are subordinated to all of our senior debt

The debentures are contractually subordinated to all of our existing and future senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or any similar proceeding relating to us or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the debentures. Our assets remaining after payment of our senior debt may be insufficient to repay the debentures. As of September 30, 2004, we had $2.0 million of senior debt outstanding (consisting of our guarantees of the indebtedness of certain of our subsidiaries). We are permitted under the terms of our debt agreements, including the indenture governing the debentures, to incur additional debt, all of which could be senior debt, in the future.

The debentures are structurally subordinated to all of our subsidiaries’ debt

None of our subsidiaries have guaranteed or are otherwise obligated to make payment on the debentures, and thus the debentures are structurally subordinated to all existing and future debt and other liabilities of our subsidiaries, including trade payables. As of December 31, 2004, our subsidiaries had approximately $2.3 million of liabilities (including trade payables but excluding intra-company liabilities) outstanding. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or any similar proceeding relating to any of our subsidiaries or their property, the creditors of that subsidiary will be entitled to be paid in full before the subsidiary will be able to distribute any assets to us to satisfy our obligations, including our obligations under the debentures. The assets of that subsidiary may not be sufficient to pay all of its creditors, in which case holders of the debentures would not be entitled to receive any payments on their debentures from the assets of that subsidiary. In addition, our subsidiaries may, from time to time, be subject to certain contractual or other restrictions on their ability to make distributions or loans to us, which in turn could adversely affect our ability to make payments on the debentures. We cannot assure you that our subsidiaries will have the ability to make distributions or loans to us. The indenture governing the debentures does not limit our subsidiaries’ ability to incur additional debt.

Your right to receive payments on the debentures is effectively subordinated to the rights of our existing and future secured creditors

Holders of our secured indebtedness will have claims that are prior to your claims as holders of the debentures to the extent of the value of the assets securing that other indebtedness. As a result, the debentures are subordinated to any such secured indebtedness. Upon any distribution to our creditors in a bankruptcy, liquidation, reorganization or any similar proceeding relating to us or our property, holders of our secured indebtedness will have a prior claim to those of our assets that constitute their collateral. Holders of the debentures will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the debentures based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the debentures. As a result, holders of debentures may receive less, ratably, than holders of our secured indebtedness.

The debentures do not contain any financial covenants, and the indenture provides you with only limited protection in the event we experience a change in control

The indenture does not contain any financial covenants. In particular, the indenture does not contain covenants that will limit our ability to pay dividends or make distributions on or redeem our capital stock and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, the requirement that we offer to repurchase the debentures upon a fundamental change is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Debentures—Repurchase at Option of Holders—Fundamental Change Put.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our common stock but would not constitute a “fundamental change” entitling you to require us to offer to repurchase your debentures.

We may be unable to repurchase the debentures for cash when required by the holders, including following a fundamental change

Holders of the debentures have the right to require us to repurchase the debentures on specified dates or upon the occurrence of a fundamental change prior to maturity as described under “Description of the Debentures—Repurchase at Option of Holders—Optional Put” and “—Fundamental Change Put.” Any of our future debt agreements may contain a similar provision. We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the debentures in cash may be limited by law or the terms of other agreements relating to our debt outstanding at the time. We will have the ability under the terms of the debentures to pay the repurchase price upon a fundamental change in shares of our common stock, regardless of whether we have cash available. However, if we fail to repurchase the debentures in cash or shares of our common stock as required by the indenture, it would constitute an event of default under the indenture governing the debentures which, in turn, may also constitute an event of default under any future debt agreements we may enter into.

The make-whole premium payable upon the occurrence of a fundamental change may not adequately compensate you for the lost option time value of your debentures as a result of such fundamental change and may not be enforceable.

If a fundamental change occurs on or prior to October 1, 2009, we will pay a make-whole premium to the holders of the debentures in addition to the principal, accrued and unpaid interest and additional interest, if any, of the debentures on the date of purchase. The amount of the make-whole premium will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the fundamental change as described under “Description of the Debentures—Determination of the Make-Whole Premium.” While the make-whole premium is designed to compensate you for the lost option time value of your debentures as a result of a fundamental change, the make-whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the fundamental change occurs after October 1, 2009 or if the price paid per share of our common stock in the fundamental change is less than $2.90 or more than $9.66 (subject to adjustment), there will be no such make-whole premium. Furthermore, our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

We cannot assure you that a trading market will develop for the debentures. The failure of a market to develop for the debentures could adversely affect the liquidity and value of your debentures

In September and October of 2004, we issued the debentures to the initial purchaser in a private placement. We do not intend to apply for listing of the debentures on any securities exchange or for quotation of the debentures on any automated dealer quotation system. As a result, there may be a limited market for the debentures, and we cannot assure you as to the liquidity of any market that may develop for the debentures. If an active, liquid market does not develop for the debentures, the market price and liquidity of the debentures may be adversely affected. If any of the debentures are traded after their initial issuance, they may trade at a discount from their initial offering price.

The liquidity of the trading market, if any, and future trading prices of the debentures will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt securities has been subject to disruptions that have caused volatility in prices. It is possible that the market for the debentures will be subject to disruptions that may have a negative effect on the holders of the debentures, regardless of our operating results, financial performance or prospects.

The market price for our common stock has been volatile and future volatility could cause the value of your debentures to fluctuate

Our stock price has recently experienced significant volatility. In particular, our stock price declined significantly during fiscal 2004 following announcements made by us and other semiconductor suppliers of reduced revenue expectations and of a general slowdown in the technology sector. We expect that fluctuations in the demand for our products and our operating results will cause our stock price to continue to be volatile. In addition, the value of your investment could decline due to the impact of any of the following factors, among others, upon the market price of our common stock:

•	Additional changes in financial analysts’ estimates of our revenues and operating results;

•	Our failure to meet financial analysts’ performance expectations; and

•	Changes in market valuations of other companies in the semiconductor or networking industries.

In addition, many of the risks described elsewhere in this section could materially and adversely affect our stock price, as discussed in those risk factors. U.S. financial markets have recently experienced substantial price and volume volatility. Fluctuations such as these have affected and are likely to continue to affect the market price of our common stock.

In the past, securities class action litigation has often been instituted against companies following periods of volatility and decline in the market price of such companies’ securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management’s attention and resources and have a material adverse effect on our business, financial condition and results of operations. We could be required to pay substantial damages, including punitive damages, if we were to lose such a lawsuit.

The redemption rights in the debentures triggered by a fundamental change could discourage a potential acquirer

The redemption rights in the debentures triggered by a fundamental change, including the potential make-whole premium, as described under the heading “Description of the Debentures—Repurchase at Option of Holders—Fundamental Change Put,” could discourage a potential acquirer. However, this redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The debentures may not be rated or may receive a lower rating than anticipated

The debentures may not be rated. However, if one or more rating agencies rates the debentures and assigns the debentures a rating lower than the rating expected by investors, or reduces its rating in the future, the market price of the debentures and our common stock would likely decline.

Upon conversion of the debentures, we may pay cash in lieu of issuing shares of our common stock or a combination of cash and shares of our common stock. Therefore, holders of the debentures may receive no shares of our common stock or fewer shares than the number into which their debentures are convertible

We have the right to satisfy our conversion obligation to holders by issuing shares of our common stock into which the debentures are convertible, the cash value of the shares of our common stock into which the debentures are convertible, or a combination thereof. In addition, we have the right to irrevocably elect to satisfy our conversion obligation in cash with respect to the principal amount of the debentures to be converted after the date of such election. Accordingly, upon conversion of a debenture, a holder may not receive any shares of our common stock, or it might receive fewer shares of our common stock relative to the conversion value of the debenture. Further, our liquidity may be reduced to the extent that we choose to deliver cash rather than shares of our common stock upon conversion of debentures.

If we elect to settle upon conversion in cash or a combination of cash and shares of our common stock, there will be a delay in settlement

Upon conversion, if we elect to settle in cash or a combination of cash and shares of our common stock, there will be a significant delay in settlement. In addition, because the amount of cash or common stock that a holder will receive in these circumstances will be based on the sales price of our common stock for an extended period between the conversion date and the settlement date, holders will bear the market risk with respect to the value of our common stock for such extended period. See “Description of the Debentures—Conversion Rights.”

The conversion rate of the debentures may not be adjusted for all dilutive events, including third-party tender or exchange offers, that may adversely affect the trading price of the debentures or the shares of our common stock issuable upon conversion of the debentures

The conversion rate of the debentures is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of the Debentures—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for certain other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the debentures or the shares of our common stock issuable upon conversion of the debentures.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Words such as “estimate,” “project,” “plan,” “intend,” “expect,” “believe” and similar expressions, including the negatives thereof, are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference, including, but not limited to, our Annual Report on Form 10-K for the year ended September 30, 2004, including any amendment thereto. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These statements involve known and unknown risks, uncertainties and other factors that may cause our business, operating results and financial condition to be materially different from express or implied projections in our forward-looking statements. Such factors include, among others, those described under “Risk Factors,” as well as elsewhere in this prospectus and the documents incorporated by reference herein. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the debentures or common stock issuable upon conversion of the debentures in this offering. All proceeds will be for the account of the selling holders, as described below. See “Selling Holders” and “Plan of Distribution” described below.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the fiscal years 2000, 2001, 2002, 2003 and 2004:

Fiscal Year Ended September 30,
	2000	2001(2)	2002(2)	2003(2)	2004(2)
Ratio of Earnings to Fixed Charges (1)	2.56x	—	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.
(2)	Earnings were insufficient to cover fixed charges in 2001 through 2004.

DESCRIPTION OF THE DEBENTURES

The debentures were issued under an indenture dated as of September 22, 2004, which we refer to as the indenture, between Vitesse, as issuer, and U.S. Bank National Association, as trustee. The terms of the debentures include those provided in the indenture and the debentures. Copies of the indenture and the registration rights agreement (described below under “—Registration Rights”) have been filed as exhibits to the registration statement of which this prospectus is a part.

The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of these debentures.

When we refer to “Vitesse,” “we,” “our” or “us” in this section, we refer only to Vitesse Semiconductor Corporation, a Delaware corporation, and not to its subsidiaries.

Brief Description of the Debentures

The debentures:

•	are limited to $96.7 million aggregate principal amount;

•	bear interest at a rate of 1.50% per year;

•	are general unsecured obligations, junior in right of payment to all of our existing and future Senior Debt and, as indebtedness of Vitesse, are effectively subordinated to all existing and future indebtedness and liabilities, including trade payables, of our subsidiaries;

•	are convertible into shares of our common stock at an initial conversion price of $3.92 per share, subject to adjustment as described below under “—Conversion Rights;”

•	are redeemable at our option in whole or in part at 100% of their principal amount, plus accrued and unpaid interest and additional interest, if any, upon the terms set forth under “Optional Redemption by Vitesse;”

•	are subject to repurchase by us at your option on specified dates or if any one of certain events described below under “—Repurchase at Option of Holders—Optional Put” or “—Fundamental Change Put” occurs; and

•	are due on October 1, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option on specified dates or if any one of certain events described below occurs.

The indenture does not contain any financial covenants and does not restrict us or our subsidiaries from paying dividends, incurring Senior Debt or any other indebtedness or issuing or repurchasing our other securities. In addition, the indenture does not protect you in the event of a highly leveraged transaction or a change in control of Vitesse except to the extent described below under “—Repurchase at Option of Holders—Fundamental Change Put.”

No sinking fund is provided for the debentures. The debentures are not subject to defeasance.

The debentures were issued only in registered form in denominations of $1,000 and integral multiples of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

You may present definitive debentures for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee. For information regarding conversion, registration of transfer and exchange of global debentures, see “—Form, Denomination and Registration.”

Interest

The debentures bear interest from September 22, 2004 at the rate of 1.50% per year.

We will pay interest semiannually on October 1 and April 1 of each year to the holders of record at the close of business on the preceding September 15 and March 15, respectively, beginning on April 1, 2005. There are two exceptions to the preceding sentence:

•	In general, we will not make a separate cash payment for accrued and unpaid interest or additional interest, if any, on any debenture that is converted into shares of our common stock. See “—Conversion Rights.” If a holder of debentures converts its debentures after a record date for an interest payment but prior to the corresponding interest payment date, it will receive interest accrued and paid on those debentures on the interest payment date, notwithstanding the conversion of those debentures prior to such interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time such holder surrenders those debentures for conversion, it will be required to pay us an amount equal to the accrued interest that will be paid on the interest payment date. The preceding sentence does not apply, however, to a holder that delivers a notice of conversion to us, or that converts, after a record date for an interest payment date but prior to the corresponding interest payment date, debentures that, prior to such conversion, we call for redemption on a redemption date that is on or prior to the third business day after such interest payment date.

•	We will pay accrued and unpaid interest and additional interest, if any, to a person other than the holder of record on the record date if we redeem, or holders elect to require us to repurchase, the debentures on a date that is after the record date and on or prior to the corresponding interest payment date. In this instance, we will pay interest accrued and unpaid on the debentures being redeemed to, but excluding, the redemption date to the same person to whom we will pay the principal of these debentures.

Except as provided below, we will pay interest on:

•	the global debentures to DTC in immediately available funds;

•	any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

•	any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

At maturity, we will pay interest on any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee.

We will pay principal and premium, if any, on:

•	the global debentures to DTC in immediately available funds; and

•	any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

General

You may convert any outstanding debentures (or portions of outstanding debentures) into shares of our common stock, initially at the conversion price of $3.92 per share, which equals a conversion rate of approximately 255.1020 shares per $1,000 principal amount of debentures. The conversion price will be subject, however, to adjustment as described below under “—Conversion Price Adjustments.” We will not issue fractional shares of common stock upon conversion of debentures. Instead, we will pay cash to you in an amount equal to the market value of that fractional share based upon the market price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 and whole multiples of $1,000.

As described below under “—Settlement Upon Conversion,” upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock. At any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligation with respect to the principal amount of the debentures to be converted, with any remaining amount to be satisfied in shares of our common stock, as described under “—Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion.”

You may exercise conversion rights at any time prior to the close of business on the business day immediately preceding the final maturity date of the debentures. However, if you are a holder of debentures that have been called for redemption, you may only exercise your conversion rights prior to the close of business on the second business day preceding the redemption date, unless we default in payment of the redemption price. In addition, if you have exercised your right to require us to repurchase your debentures as described under “—Repurchase at Option of Holders,” you may convert your debentures into our common stock only if you withdraw your notice of exercise of repurchase and convert your debentures prior to the close of business on the business day prior to the applicable repurchase date.

Conversion Procedures

Except as provided above under “—Interest,” if you convert your debentures into shares of our common stock on any day other than an interest payment date, you will not receive any separate cash payment for interest that has accrued on these debentures since the prior interest payment date. By delivering to the holder the number of shares issuable upon conversion, determined by dividing the principal amount of the debentures being converted by the conversion price, together with a cash payment, if any, in lieu of fractional shares, or by delivering cash or a combination of cash and stock as described below, we will satisfy our obligation with respect to the debentures. That is, accrued but unpaid interest, including additional interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

You will not be required to pay any transfer taxes or duties relating to the issuance or delivery of shares of our common stock if you exercise your conversion rights, but you will be required to pay any transfer taxes or duties which may be payable relating to any transfer involved in the issuance or delivery of the shares of our common stock in a name other than yours. If you convert any debenture within two years after its original issuance, the shares of our common stock issuable upon conversion will not be issued or delivered in a name other than yours unless the applicable restrictions on transfer have been satisfied. Certificates representing shares of our common stock will be issued or delivered only after all applicable transfer taxes and duties, if any, payable by you have been paid.

To convert interests in global debentures, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. To convert definitive debentures, you will be required to:

•	complete the conversion notice on the back of the debentures (or a facsimile of it);

•	deliver the completed conversion notice and the debentures to be converted to the specified office of the conversion agent;

•	pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in the first bullet point under “—Interest” above; and

•	pay all transfer taxes or duties, if any, as described in the preceding paragraph.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. We will deliver, or cause to be delivered, to you a certificate for the number of shares of common stock into which the debentures are converted (and cash in lieu of any fractional shares) as soon as practicable on or after the conversion date.

Conversion Price Adjustments

We will adjust the initial conversion price for certain events, including:

(1)	issuances of our common stock as a dividend or distribution on our common stock and certain subdivisions, combinations or reclassifications of our common stock;

(2)	issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) exercisable for not more than 60 days at less than (or having a conversion price per share less than) the then current market price of our common stock;

(3)	distributions to all holders of our common stock of shares of our capital stock (other than our common stock) or rights or warrants to purchase any of our securities, evidences of our indebtedness or assets, including securities, but excluding:

•	the rights and warrants to the extent included pursuant to clause (2) above;

•	any dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the fourth paragraph following clause (5) below;

•	any dividends or distributions paid exclusively in cash; or

•	common stock distributions referred to in clause (1) above;

(4)	dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock (other than dividends or distributions made in connection with our liquidation, dissolution or winding-up); and

(5)	purchases of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that, together with

(A)	any cash and the fair market value of any other consideration paid in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

(B)	the aggregate amount of any all-cash distributions referred to in clause (4) above to all holders of our common stock within 12 months preceding the expiration of a tender offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We are entitled, in lieu of making certain adjustments under clause (2) or (3) above, to provide that, subject to satisfying certain conditions, upon conversion of the debentures, the holders of the debentures will receive, in addition to the common stock issuable upon conversion of their debentures, the distribution referred to in clause (2) or (3).

We will not make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price then in effect at such time. We will, however, carry forward any adjustments that are less than 1% of the conversion price and make such carried forward adjustments in any subsequent adjustment, or if we have called the debentures for redemption or at maturity. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

If rights or warrants for which an adjustment to the conversion price has been made expire unexercised, the conversion price will be readjusted to take into account the actual number of such rights or warrants that were exercised.

In the case of any distribution described under (3) of the first paragraph of this subsection in which:

•	the fair market value of such distribution applicable to one share of common stock equals or exceeds the average of the closing prices of our common stock over the 10 consecutive trading day period ending on the record date for such distribution, or

•	such average closing price exceeds the fair market value of such distribution by less than $1.00,

then, in each such case, rather than being entitled to an adjustment in the conversion price, adequate provision shall be made so that each holder of debentures shall have the right to receive upon conversion of a debenture, in addition to cash and/or shares of our common stock as specified by the terms of those debentures, the kind and amount of such distribution that such holder would have received if it had converted its debentures entirely into common stock immediately prior to the record date for determining the shareholders entitled to receive the distribution at the conversion rate then in effect.

If we:

•	reclassify or change our common stock (other than changes resulting from a subdivision or combination); or

•	consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the debentures may convert the debentures into the consideration they would have received if they had converted their debentures immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. The indenture provides that we may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. See “Certain U.S. Federal Income Tax Consequences.” Because a constructive dividend deemed received by a Non-U.S. Holder (as defined under “Certain U.S. Federal Income Tax Consequences”) would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments payable on the debentures.

We may from time to time, to the extent permitted by law, reduce the conversion price of the debentures by any amount for any period of at least 20 days; provided, however, that our Board of Directors will not exercise such right to reduce the conversion price in such a manner that will violate NASD Rule 4350(i) or any similar or successor rule as then in effect. In that case, we will give at least 15 days’ notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our Board of Directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

If we adjust the conversion price or conversion ratio pursuant to the above provisions, we will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

Settlement Upon Conversion

Subject to our right to irrevocably elect to make a cash payment of principal upon conversion (as described below), in lieu of delivery of shares of our common stock in satisfaction of our obligation upon conversion of debentures, we may elect to deliver cash or a combination of cash and shares of our common stock. Our ability to pay in cash in the future may be limited by the terms of our then-existing borrowing agreements.

Except to the extent that we have irrevocably elected to make a cash payment of principal upon conversion, we will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion:

•	if we have called the debentures for redemption, in our notice of redemption;

•	in respect of debentures to be converted during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, 26 trading days preceding the maturity date; and

•	in all other cases, no later than two trading days following the conversion date.

If we choose to satisfy any portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a percentage of the conversion obligation or a fixed dollar amount. We will treat all holders converting on the same trading day in the same manner. We will not, however, have any obligation to settle our conversion obligations arising on different trading days in the same manner. That is, we may choose on one trading day to settle in shares of our common stock only and choose on another trading day to settle in cash or a combination of cash and shares of our common stock.

If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares), you may retract your conversion notice at any time during the two trading day period beginning on the trading day after we have notified the trustee of our method of settlement. We refer to this period as the conversion retraction period. However, you cannot retract your conversion notice if:

•	we have elected to make a cash payment of principal upon conversion before you delivered your conversion notice;

•	you are converting your debentures in connection with a redemption;

•	you are converting your debentures during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date; or

•	we do not elect to satisfy any portion of our conversion obligation in cash.

Settlement in shares of our common stock only will occur as soon as practicable after we notify you that we have chosen this method of settlement. Settlement in cash or in a combination of cash and shares of our common stock will occur on the second trading day following the final trading day (the “determination date”) of the cash settlement averaging period (as defined below). The determination date will be the 26th trading day following our receipt of your conversion notice (if you do not retract your conversion notice and assuming you have satisfied all other conversion requirements), unless conversion is:

•	in connection with a redemption, in which case the determination date will be the redemption date;

•	subject to the succeeding clause, after we have irrevocably elected to make a cash payment of principal upon conversion, in which case the determination date will be the 22nd trading day following our receipt of your conversion notice; or

•	during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date, in which case the determination date will be the maturity date.

The settlement amount will be computed as follows:

(1)	If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the aggregate principal amount of debentures to be converted divided by (ii) the conversion price then in effect (substituting cash in lieu of fractional shares).

(2)	If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder cash in an amount (the “cash-only settlement amount”) equal to the product of:

•	a number equal to (i) the aggregate principal amount of debentures to be converted divided by (ii) the conversion price then in effect; and

•	the applicable stock price (as defined below).

(3)	If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder:

•	(i) the fixed dollar amount per $1,000 principal amount of debentures specified in the notice regarding our chosen method of settlement multiplied by the quotient of the aggregate principal amount of debentures to be converted divided by 1,000 or (ii) the percentage of the conversion obligation specified in the notice regarding our chosen method of settlement multiplied by the amount of cash that would be paid pursuant to clause (2) above, as the case may be (the “cash amount”); and

•	a number of shares equal to (i) the cash-only settlement amount minus the cash amount divided by (ii) the applicable stock price (substituting cash in lieu of fractional shares).

The “applicable stock price” means, in respect of a determination date, the average closing sale price (as defined below) of our common stock over the 20 trading day period (the “cash settlement averaging period”):

•	ending on the second trading day preceding the redemption date, if we have called the debentures for redemption;

•	subject to the succeeding clause, beginning on the trading day following our receipt of your conversion notice, if we have irrevocably elected to make a cash payment of principal upon conversion;

•	ending on the second trading day preceding the maturity date, with respect to conversion notices received during the period beginning 25 trading days preceding the maturity date and ending one trading day preceding the maturity date; and

•	beginning on the trading day following the final trading day of the conversion retraction period, in all other cases.

The “closing sale price” of any share of our common stock on any trading day means the closing sale price of such security (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing sale price on the basis we consider appropriate.

The indenture provides that upon conversion of the debentures, the holders of such debentures will receive, to the extent that we elect to deliver shares of common stock upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of such rights;

•	the distribution of separate certificates representing such rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of such rights.

Our Right to Irrevocably Elect Cash Payment of Principal Upon Conversion

At any time on or prior to the 26th trading day preceding the maturity date, we may irrevocably elect to satisfy in cash our conversion obligation with respect to the principal amount of the debentures to be converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election would be in our sole discretion without the consent of the holders of debentures. If we make such election, we will notify the trustee and the holders of debentures at their addresses shown in the register of the registrar.

If we irrevocably elect to pay the principal amount of the debentures in cash upon conversion, the settlement amount will be computed as follows:

•	a cash amount equal to the lesser of (i) the aggregate principal amount of debentures to be converted and (ii) the cash-only settlement amount; and

•	if the cash-only settlement amount exceeds the aggregate principal amount of debentures to be converted, a number of shares equal to (i) the cash-only settlement amount minus the aggregate principal amount of debentures to be converted divided by (ii) the applicable stock price.

Optional Redemption by Vitesse

We may, at our option, redeem some or all of the debentures for cash at any time on or after October 1, 2009; provided, however, that we may redeem some or all of the debentures for cash after October 1, 2007 and prior to October 1, 2009 if the closing sale price of our common stock has been at least 170% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period.

The redemption price will equal 100% of the principal amount of the debentures being redeemed, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date. However, if the redemption date is after a record date and on or prior to the corresponding interest payment date, the interest and additional interest, if any, will be paid on the redemption date to the holder of record on the record date.

We will give notice of redemption not more than 60 calendar days but not less than 20 calendar days prior to the redemption date to all record holders at their addresses set forth in the register of the registrar. This notice will state, among other things:

•	the conversion rate then in effect;

•	the date on which your right to convert the debentures called for redemption will expire; and

•	whether we have elected to settle our obligation upon conversion in cash or a combination of cash and shares of our common stock in lieu of shares of our common stock only, and, in the event that we have elected to settle all or a portion of our conversion obligation in cash, the date on which the cash settlement averaging period will begin.

If less than all of the outstanding debentures are to be redeemed, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your debentures is selected for redemption and you convert a portion of your debentures, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the debentures if we have failed to pay any interest on the debentures and such failure to pay is continuing.

Repurchase at Option of Holders

Optional Put

On October 1, 2009, 2014 and 2019, holders may require us to repurchase for cash all of their debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 or a whole multiple of $1,000, at a cash repurchase price equal to 100% of the principal amount of those debentures plus any accrued and unpaid interest, including additional interest, if any, on those debentures to, but excluding, the repurchase date. Holders may submit their debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the applicable repurchase date until the close of business on the business day prior to the repurchase date.

Fundamental Change Put

If a fundamental change (as defined below) occurs at any time prior to the maturity of the debentures, holders will have the right to require us to repurchase, at the repurchase price described below, all or part of the outstanding debentures for which a written repurchase notice has been properly delivered and not withdrawn. Debentures submitted for repurchase must be $1,000 in principal amount or whole multiples thereof.

The repurchase price will equal 100% of the principal amount of the debentures being repurchased, plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date, plus, under certain circumstances, a make-whole premium. However, if the repurchase date is after a record date and on or prior to the corresponding interest payment date, the interest will be paid on the repurchase date to the holder of record on the record date. The amount of the make-whole premium will be determined as described under “—Determination of the Make-Whole Premium.”

The repurchase price will be payable at our option in the same forms of consideration that we may use in satisfaction of our obligation upon conversion of debentures, including cash, shares of our common stock or a combination of cash and shares of our common stock. However, if we have irrevocably elected to make a cash payment of principal upon conversion, we will repay the principal amount of the debentures in cash, with any remaining amount to be satisfied in shares of our common stock. The form of consideration for the make-whole premium, if any, will be determined as described under “—Determination of the Make-Whole Premium.”

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% common stock that is:

•	listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•	approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

Determination of the Make-Whole Premium

On or prior to October 1, 2009, upon the occurrence of a fundamental change, we will pay a make-whole premium to the holders of the debentures in addition to the principal, accrued and unpaid interest and additional interest, if any, of the debentures on the date of purchase, as described below. If a holder converts outstanding debentures pursuant to a fundamental change, the holder will receive a make-whole premium on the fundamental change repurchase date with respect to the converted debentures.

The make-whole premium shall be equal to a percentage (the “additional premium”) of the principal amount of the debentures. The additional premium will be in addition to, and not in substitution for, any cash, securities, or other assets otherwise due to holders of debentures upon conversion or repurchase. The additional premium will be determined by reference to the table below and is based on the date on which the fundamental change becomes effective (the “effective date”) and the price paid per share of our common stock in the transaction constituting the fundamental change (the “stock price”). If holders of our common stock receive only cash in the transaction constituting the fundamental change, the stock price will equal the cash amount paid per share; in all other cases, the stock price will equal the average closing sale price of our common stock (as defined under Conversion Rights—Settlement Upon Conversion”) over the 10 trading day period ending on the trading day preceding the effective date of the fundamental change.

Additional Premium Upon Fundamental Change

(expressed as a percentage of principal amount)

	Stock price
Effective Date	$2.90	$3.41	$3.92	$4.42	$5.02	$5.72	$6.67	$7.56	$8.56	$9.66
September 22, 2004	0.00	9.80	20.12	17.89	15.62	13.41	11.00	9.19	7.55	6.10
October 1, 2005	0.00	9.15	19.07	16.54	14.01	11.61	9.07	7.24	5.65	4.31
October 1, 2006	0.00	8.51	17.81	14.79	11.83	9.11	6.38	4.56	3.12	2.04
October 1, 2007	0.00	8.07	16.55	12.73	8.74	4.70	0.00	0.00	0.00	0.00
October 1, 2008	0.00	6.65	14.53	10.59	6.90	3.56	0.00	0.00	0.00	0.00
October 1, 2009	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock price and effective date may not be set forth on the table. In such event:

•	If the stock price is between two stock prices on the table or the effective date is between two dates on the table, the additional premium will be determined by straight-line interpolation between additional premium amounts set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365-day year.

•	If the stock price exceeds $9.66, no additional premium will be paid.

•	If the stock price is less than or equal to $2.90, no additional premium will be paid.

Because the stock prices set forth in the table above are expressed as percentages of the conversion price, the stock price amounts will change when the conversion price of the debentures is adjusted, as described above under “—Conversion Rights—Conversion Price Adjustments.”

We will pay the additional premium solely in the same form of consideration into which the shares of our common stock have been exchanged or converted in connection with the transaction constituting the fundamental change. If holders of our common stock have the right to elect the form of consideration received in the transaction constituting the fundamental change, then for purposes of determining the form of consideration to be delivered in respect of the make-whole premium, the consideration into which a share of our common stock has been exchanged or converted shall be deemed to equal the aggregate consideration distributed in respect of all shares of our common stock divided by the total number of shares of common stock participating in the distribution. For purposes of determining the value of the consideration to be delivered in respect of the additional premium, the value will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the 10 trading day period ending on the trading day preceding the repurchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, cash or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Repurchase Right Procedures

On or before the 10th business day after the occurrence of a fundamental change, we will provide to all holders a written notice of the occurrence of the fundamental change, the resulting repurchase right and the form of consideration we choose to satisfy our obligation upon repurchase. The repurchase date will be a date specified by us in the notice of a fundamental change that is not less than 20 nor more than 35 business days after the date of the notice of a fundamental change. With respect to other repurchase rights, we will be required to give notice 20 business days prior to any repurchase date to all holders. The notices will be delivered to the record holders at their addresses shown in the register of the registrar, to beneficial owners as required by applicable law and to the trustee and the paying agent stating, among other things, in the event of a fundamental change, the event causing the fundamental change, and in any event, the procedures that holders must follow to require us to repurchase their debentures as described below.

If holders have the right to cause us to repurchase their debentures as described above, we will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the relevant information and make this information available on our web site or through another public medium as we may use at that time.

To elect to require us to repurchase debentures, a holder must deliver, prior to the close of business on the business day preceding the repurchase date, a written notice to the paying agent of such holder’s exercise of its repurchase right (together with the debentures to be repurchased, if definitive debentures have been issued). The repurchase notice must state:

•	if a holder holds a beneficial interest in a global debenture, that the repurchase notice complies with appropriate DTC procedures;

•	if a holder holds definitive debentures, the debenture certificate numbers;

•	the portion of the principal amount of debentures to be repurchased, which must be $1,000 or whole multiples thereof; and

•	that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

A holder may withdraw a repurchase notice at any time prior to the close of business on the business day preceding the repurchase date by delivering a written notice of withdrawal to the paying agent. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the repurchase notice.

The withdrawal notice must state:

•	if a holder holds a beneficial interest in a global debenture, that the withdrawal notice complies with appropriate DTC procedures;

•	if a holder holds definitive debentures, the certificate numbers of the withdrawn debentures;

•	the principal amount of the withdrawn debentures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent, as the case may be. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture, as the case may be.

If the paying agent holds on the repurchase date cash or shares of our common stock sufficient to pay the repurchase price of the debentures that holders have elected to require us to repurchase, then, on the repurchase date:

•	the debentures will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the debentures has been made or the debentures have been delivered to the paying agent, as the case may be; and

•	all other rights of the holders will terminate, other than the right to receive the repurchase price upon delivery or transfer of the debentures.

The Exchange Act requires the dissemination of certain information to security holders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the debentures. In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule l3e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the offer to repurchase the debentures;

•	file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures; and

•	comply with all other federal and state securities laws in connection with any offer by us repurchase the debentures.

We may, to the extent permitted by applicable law and the agreements governing our other debt, at any time purchase the debentures in the open market or by tender at any price or by private agreement. Any debentures so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any debentures surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Limitations on Repurchase Rights

The fundamental change repurchase right could discourage a potential acquirer of Vitesse. However, this fundamental change repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in convertible securities such as the debentures.

Our obligation to repurchase the debentures upon a fundamental change would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving us that may adversely affect holders. We also could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change but would increase the amount of our (or our subsidiaries’) outstanding debt. The incurrence of significant amounts of additional debt could adversely affect our ability to service our then existing debt, including the debentures.

Our ability to repurchase debentures upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of our existing or future debt. As a result, any repurchase of the debentures could, absent a waiver, be prohibited under the subordination provisions of the indenture. Further, we cannot assure you that, in that event, we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. Any failure by us to repurchase the debentures when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under our other debt. In addition, our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and other provisions in the agreements governing our other debt. Any such default may, in turn, cause a default under Senior Debt that we may incur in the future. See “—Subordination” below.

Subordination

The debentures are subordinated in right of payment to the prior payment in full of all our existing and future Senior Debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt will first be paid in cash in respect of all principal and premium, if any, and interest (including interest accruing after the commencement of any bankruptcy proceeding, regardless of whether such interest is an allowed claim in such proceeding), before we make any payments of principal of, or premium, if any, and interest on the debentures.

The indenture further provides that if any default by us has occurred and is continuing in the payment of principal of or premium, if any, or interest on any Senior Debt, no payment may be made on account of principal of, premium, if any, or interest on the debentures, until all such payments due in respect of that Senior Debt have been paid in full. During the continuance of any event of default with respect to any Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, any Senior Debt), permitting the holders thereof to accelerate the maturity thereof, no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the debentures, including redemption, cash payment in lieu of conversion and repurchase payments, for 180 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Senior Debt has been paid in full. However, if the maturity of that Senior Debt is accelerated, no payment may be made on the debentures until that Senior Debt has been paid in full or such acceleration has been cured or waived.

By reason of such subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of debentures will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of debentures.

The term “Senior Debt” is defined in the indenture as:

(1)	any liability of Vitesse for borrowed money, or evidenced by an instrument for the payment of money, or incurred in connection with the acquisition of any property, services or assets (including securities), or relating to a capitalized lease obligation;

(2)	obligations under exchange rate contracts or interest rate protection agreements;

(3)	any obligations of Vitesse to reimburse the issuer of any letter of credit, surety bond, performance bond or other guarantee of contractual performance; and

(4)	any liability of another person of the type referred to in clauses (1), (2) or (3) above which has been assumed or guaranteed by Vitesse;

provided, that Senior Debt will not include:

(1)	indebtedness of Vitesse that by its terms is expressly equal or subordinate in right of payment to the debentures;

(2)	accounts payable or any other indebtedness of Vitesse to trade creditors created or assumed by Vitesse in the ordinary course of business in connection with the obtaining of materials or services, or

(3)	any liability for federal, state, local or other taxes owed or owing by Vitesse.

At December 31, 2004, we had approximately $1.1 million of Senior Debt (consisting of our guarantees of the indebtedness of certain of our subsidiaries) outstanding. There are no restrictions in the indenture on the creation of additional Senior Debt or any other indebtedness.

The debentures are our obligations exclusively and are, in effect, subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries. The indenture does not limit the amount of indebtedness our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the debentures may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debentures or to make any funds available therefor, whether by dividends, loans or other payments. Any right we have to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the creation of additional subsidiary obligations. As of December 31, 2004, our subsidiaries had $2.3 million of indebtedness, including trade payables, but excluding intra-company liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the debentures. The trustee’s claims for such payments will be senior to those of holders of the debentures in respect of all funds collected or held by the trustee.

Consolidation, Merger or Assumption

We may, without the consent of the holders of the debentures, consolidate with, merge into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided, that:

•	the surviving corporation assumes all our obligations under the indenture and the debentures;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	default in the payment of interest on the debentures when due and payable and continuance of such default for a period of 30 days;

•	default in the payment of principal of (or premium, if any, on) any debenture at maturity, redemption or otherwise;

•	default in the payment of principal or interest on debentures required to be purchased by us as described under “Repurchase at Option of Holders;”

•	default in the performance of or breach of any other of our covenants or agreements in the indenture or under the debentures (other than a default specified in any of the preceding three bullet points) and such default or breach continues for a period of 60 consecutive days after written notice by the trustee or the holders of 25% or more in aggregate principal amount of the debentures;

•	there occurs with respect to any agreement, indenture or instrument under which we have indebtedness of $15.0 million or more in the aggregate, not including any amounts we may owe under reimbursement or similar obligations to banks, sureties or other entities which have issued letters of credit, surety bonds, performance bonds or other guarantees relating to the performance by us or our subsidiaries of contractual obligations to customers, to the extent any demands made under any such reimbursement or similar obligation relate to a draw under the related letter of credit or other instrument which draw is being contested in good faith through appropriate proceedings, whether such indebtedness now exists or shall hereafter be created, a default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled by the 30th day after notice of the default has been given to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the debentures; provided, that if the default under such indenture or instrument is remedied or cured by us or waived by the holders of such indebtedness before the entry of judgment in favor of the trustee, then the event of default under the indenture governing the debentures will be deemed likewise to have been remedied, cured or waived; or

•	there occurs certain events of bankruptcy, insolvency or reorganization with respect to us.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the debentures when due or in the payment of any redemption or repurchase obligation.

If an event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Modifications, Amendments and Meetings” below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding or a majority in aggregate principal amount of the debentures represented at a meeting at which a quorum (as specified under “—Modifications, Amendments and Meetings” below) is present, in each case upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during the occurrence of a default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the debentures then outstanding represented at a meeting at which a quorum is present, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modifications, Amendments and Meetings

Changes Requiring Approval of Each Affected Holder

The indenture, including the terms and conditions of the debentures, cannot be modified or amended without written consent or the affirmative vote of the holder of each debenture affected by such change to:

•	change the maturity of the principal of or any installment of interest on that debenture;

•	reduce the principal amount of, or any premium or interest on that debenture;

•	change the currency of payment of that debenture or interest thereon;

•	impair the right to institute suit for the enforcement of any payment on or with respect to that debenture;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a fundamental change or the conversion rights of holders of the debentures;

•	modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

•	reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of debentures outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of debentures at which a resolution is adopted.

Changes Requiring Majority Approval

Except as otherwise described herein, the indenture, including the terms and conditions of the debentures, may be modified or amended either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the debentures represented at such meeting.

Changes Requiring No Approval

The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of debentures;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price; provided, that the reduction will not adversely affect the interests of the holders of debentures;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided, that such change or modification does not, in the good faith opinion of our Board of Directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided, that such modification or amendment does not, in the good faith opinion of our Board of Directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

The indenture contains provisions for convening meetings of the holders of debentures to consider matters affecting their interests and for the taking of actions by the holders on such matters by written consent in lieu of a meeting.

Quorum

The quorum at any meeting called to adopt a resolution is persons holding or representing a majority in aggregate principal amount of the debentures at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture while debentures remain outstanding, subject to certain conditions, if:

•	all outstanding debentures will become due and payable at their scheduled maturity within one year; or

•	all outstanding debentures are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debentures on the date of their scheduled maturity or the scheduled date of redemption.

Governing Law

The indenture and the debentures are governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Information Concerning the Trustee and Transfer Agent

U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the debentures. EquiServe, L.P. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

The registration statement of which this prospectus forms a part has been filed under the terms of a registration rights agreement, which we entered into with the initial purchaser of the debentures. Pursuant to the agreement, we agreed, for the benefit of the holders of the debentures and the shares of common stock issuable upon conversion of the debentures that we would, at our expense:

•	file with the SEC not later than January 20, 2005 a shelf registration statement on such form as we deem appropriate covering resales by holders of all debentures and the common stock issuable upon conversion of the debentures;

•	use commercially reasonable efforts to cause such shelf registration statement to become effective as promptly as is practicable, but in no event later than March 21, 2005; and

•	keep the shelf registration statement effective until the earlier of:

•	October 15, 2006; and

•	the date when all of the debentures and the common stock into which the debentures are convertible that are owned by the holders who complete and deliver the selling securityholder notice and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus forms a part is:

•	required to be named as a selling stockholder in this prospectus;

•	required to deliver this prospectus to purchasers;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the resale registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder’s use of the prospectus for a reasonable period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days during any 90-day period. Each holder, by its acceptance of a debenture, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

Upon the initial sale of debentures or common stock issued upon conversion of the debentures, each selling holder will be required to deliver a notice of such sale to the trustee and us. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling holder and the aggregate principal amount of debentures or number of shares, as the case may be, owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If:

•	we have not filed the shelf registration statement with the SEC prior to or on the 120th day following the earliest date of original issuance of any of the debentures;

•	the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the debentures; or

•	the shelf registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within 10 business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the second preceding paragraph, by the 45th or 60th day, as the case may be (each, a “registration default”) or suspension periods exceed an aggregate of 90 days in any 360-day period, then additional interest will accrue on the debentures, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semiannually in arrears, in cash, with the first semiannual payment due on the first interest payment date following the date on which such additional interest began to accrue, and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a debenture to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a debenture from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.50%. We will have no other liabilities for monetary damages with respect to our registration obligations. If a holder has converted some or all of its debentures into common stock, the holder will not be entitled to receive additional interest with respect to those shares of common stock in the event of a registration default.

This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Rule 144A Information

We will furnish to the holders, beneficial holders and prospective purchasers of the debentures or the common stock into which the debentures are convertible, upon their request, the information required by Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Vitesse.

Form, Denomination and Registration

Denomination and Registration

The debentures have been issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Securities; Book-Entry Form

Except as provided below, the debentures are evidenced by one or more global securities deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

Record ownership of the global securities may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in a global security directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC.

Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s procedures and will be settled in same-day funds. Holders may also beneficially own interests in the global securities held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global securities, Cede & Co. for all purposes will be considered the sole holder of the global securities. Except as provided below, owners of beneficial interests in the global securities:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global securities.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

We will wire, through the facilities of the trustee, payments of principal and interest payments on the global securities to Cede & Co., the nominee of DTC, as the registered owner of the global securities. None of Vitesse, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global securities to owners of beneficial interests in the global securities.

It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global securities, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the debentures represented by the global securities, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in debentures represented by the global securities held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you would like to convert your debentures into common stock pursuant to the terms of the debentures, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the debentures represented by global securities to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Vitesse nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of debentures, including, without limitation, the presentation of debentures for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global securities are credited and only for the principal amount of the debentures for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 1 7A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the debentures. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause debentures to be issued in definitive form in exchange for the global securities. None of Vitesse, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global securities.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of July 27, 2005, there were 218,640,325 shares of our common stock outstanding that were held of record by approximately 1,848 stockholders of record.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders other than the election of directors. Our stockholders are entitled to cumulative voting rights in the election of directors if the stockholder has given proper notice of the stockholder’s intention to cumulate votes prior to the commencement of voting. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock without any vote or action by our stockholders. Our Board of Directors may issue preferred stock in one or more series and determine the rights, preferences, privileges and restrictions granted or imposed upon any series of preferred stock, and the number of shares constituting each series. The preferred stock that can be authorized by our Board of Directors could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. In addition, the voting power of our outstanding common stock may become diluted in the event that the Board of Directors issues preferred stock with voting rights.

In connection with our Stockholder Rights Plan, described below, our Board of Directors has designated and reserved for issuance a series of 500,000 shares of Series A Participating Cumulative Preferred Stock, par value $0.01 per share. We may issue these shares of preferred stock under certain circumstances if, as discussed below, the rights distributed to our stockholders pursuant to the Stockholder Rights Plan become exercisable. We have no present plans to issue, or reserve for issuance, any other series of preferred stock.

Stockholder Rights Plan

We adopted a Stockholder Rights Plan in February 2003. In connection with the Stockholder Rights Plan, our Board of Directors declared and paid a dividend of one preferred share purchase right for each share of our common stock outstanding on March 7, 2003. In addition, each share of common stock issued after March 7, 2003 was issued, or will be issued, with an accompanying preferred stock purchase right. Each right entitles the holder, under certain circumstances, to purchase from us one one-thousandth of a share of our Series A Participating Cumulative Preferred Stock, par value $0.01 per share, at an exercise price of $20.00 per one one-thousandth of a share of Series A Participating Cumulative Preferred Stock.

We may exchange the rights at a ratio of one share of common stock for each right at any time after someone acquires 15% or more of our common stock but before such person acquired 50% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before a person or group has acquired or has obtained the right to acquire 15% or more of our common stock. The rights expire on February 7, 2013, unless earlier exchanged or redeemed.

Each share of Series A Participating Cumulative Preferred Stock that is purchased upon exercise of a right entitles the holder to receive an aggregate dividend payment of 1,000 times the cash and non-cash dividends declared per share of common stock. In addition, each share of Series A Participating Cumulative Preferred Stock will have 1,000 votes and vote together with our common stock.

Currently, the rights are attached to outstanding certificates representing our common stock, and no separate certificates representing the rights are distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

•	10 business days following a public announcement that a person or group has acquired or has obtained the right to acquire 15% or more of our outstanding common stock; or

•	10 business days after someone commences a tender offer or exchange offer for 15% or more of our outstanding common stock.

Unless the rights are earlier redeemed, in the event that an acquiring person becomes the beneficial owner of 15% or more of our outstanding common stock, then each holder of a right which has not been exercised will thereafter have the right to receive, upon exercise, common shares having a value equal to two times the purchase price.

If after the rights become exercisable we agree to merge into another entity, another merges into us or we sell more than 50% of our assets, each right will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of common stock of such surviving or acquiring entity having a then-current value of twice the exercise price.

This description is not complete and is qualified, in its entirety, by reference to the Rights Agreement, a copy of which was filed as Exhibit 1 to our Registration Statement on Form 8-A filed on March 5, 2003, including any amendments or reports filed for the purpose of updating such description. See “Where You Can Find More Information” on page 56 to find out how you can obtain a copy of the rights agreement.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Stockholder Rights Plan and Delaware Law

Certificate of Incorporation

Our certificate of incorporation provides that our Board of Directors may issue, without stockholder action, up to 10,000,000 shares of preferred stock with voting or other rights. As described above, our Board of Directors has designated 500,000 shares of preferred stock as Series A Participating Cumulative Preferred Stock in connection with our Stockholder Rights Plan adopted in February 2003. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change of control of Vitesse without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Our certificate of incorporation also provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent.

These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management and could have the effect of discouraging others from making tender offers for our shares. Consequently, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Stockholder Rights Plan

The Stockholder Rights Plan approved by the Board of Directors is designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt to acquire us in a manner or on terms not approved by our Board of Directors and that prevent our stockholders from realizing the full value of their shares of our common stock. The rights are not intended to prevent a takeover of us.

We may redeem the rights at a price of $0.001 per right at any time prior to the acquisition of 15% or more of our shares by a single acquiror or group. Accordingly, the rights should not interfere with any merger or business combination approved by our Board of Directors.

However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us that is deemed undesirable by our Board of Directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to certain exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of Vitesse.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences of ownership and disposition of the debentures and, with respect to Non-U.S. Holders (as defined below), of common stock. This discussion only applies to debentures that are held as capital assets.

This discussion does not describe the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common stock, nor does it describe all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding debentures as part of a hedge;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax; or

•	persons that own, or are deemed to own, more than 5% of our common stock or holders that, on the date of acquisition of the debentures, own debentures with a fair market value of more than 5%of the fair market value of our common stock.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of debentures are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a debenture that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Payments of Interest

The debentures were issued without original issue discount for U.S. federal income tax purposes. Accordingly, interest paid on a debenture will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of accounting for U.S. federal income tax purposes. If, however, the debentures’ “stated redemption price at maturity” (generally, the sum of all payments required under the debenture other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Market Discount

If a U.S. Holder purchases a debenture for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

A U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a debenture as ordinary income to the extent of the market discount accrued on the debenture at the time of the payment or disposition unless this market discount has been previously included in income by the Holder pursuant to an election by the Holder to include market discount in income as it accrues. If the debenture is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the debenture in a taxable transaction at its then fair market value. In addition, the Holder may be required to defer, until the maturity of the debenture or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such debenture.

Upon conversion of a debenture acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale, exchange or other disposition of the common stock.

Amortizable Bond Premium

If a U.S. Holder’s tax basis in a debenture, immediately after the purchase, is greater than the sum of all amounts payable on the note other than stated interest, the Holder will be considered to have purchased the debenture with amortizable bond premium. In general, amortizable bond premium with respect to any debenture will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the sum of all amounts payable on the note other than qualified stated interest. For this purpose only, a holder’s tax basis in a debenture is reduced by an amount equal to the value of the option to convert the debenture into common stock; the value of this conversion option may be determined under any reasonable method. The U.S. Holder may elect to amortize this bond premium, using a constant yield method, over the remaining term of the debenture. Special rules may apply in the case of notes that are subject to optional redemption. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset stated interest required to be included in such Holder’s income with respect to the debenture in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce his tax basis in the debenture by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

Potential Contingent Payment Debt Treatment

We may be required to pay a make-whole premium upon the repurchase of the debentures after a fundamental change. The obligation to make such a payment may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” If the debentures were deemed to be contingent payment debt instruments, U.S. Holders might be required to treat any gain recognized on the sale or other disposition of the debentures as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the debentures, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. Although we do not intend to treat the debentures as contingent payment debt instruments, it is possible that our obligation to pay a make-whole premium upon a repurchase of the debentures after a fundamental change will create a contingent payment debt obligation if the possibility of such payment is not “remote” or “incidental” under U.S. Treasury Regulations. Furthermore, there is no assurance that the Internal Revenue Service, or IRS, will not take a contrary position. U.S. Holders of the debentures should consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the debentures.

Sale, Exchange, Redemption or Retirement of the Debentures

Upon the sale, exchange, redemption or retirement of a debenture (other than a conversion or repurchase in which a U.S. Holder receives any of our common stock), a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement and the holder’s adjusted tax basis in the debenture. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “Payments of Interest” above.

Except as described above under “Market Discount,” gain or loss realized on the sale, exchange or retirement of a debenture will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, redemption or retirement the debenture has been held for more than one year.

Conversion or Repurchase of Debentures

Upon a conversion of the debentures where we deliver solely cash, the tax consequences of the exchange will be as described under “Sale, Exchange, Redemption or Retirement of the Debentures” above.

Upon a conversion of the debentures where we deliver solely our common stock (other than cash in lieu of a fractional share), a U.S. Holder generally will not recognize any income, gain or loss, except that the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s tax basis in the fractional share) and except that the fair market value of the common stock received with respect to accrued interest will be taxed as a payment of interest (as described under “Payments of Interest” above). A U.S. Holder’s tax basis in the common stock received will be the same as the U.S. Holder’s basis in the debenture at the time of the conversion, reduced by any basis allocable to a fractional share and increased by the amount of income recognized with respect to accrued interest.

Upon a conversion of the debentures where we deliver a combination of our common stock and cash (and such cash is not merely received in lieu of a fractional share), the tax treatment of the holder is not entirely clear. The fair market value of common stock and cash received with respect to accrued interest will be taxed as a payment of interest (as described under “Payments of Interest” above). It is possible that a U.S. Holder may be treated as exchanging the debenture for our common stock and cash in a “recapitalization” within the meaning of Section 368 of the Code. In such case, the holder would generally not recognize loss, but would generally recognize gain, if any, on the debenture converted in an amount equal to the lesser of the gain realized and the cash received (except for cash received with respect to accrued interest, and possibly with respect to cash received in lieu of a fractional share, which may be treated in the manner discussed in the previous paragraph). Except as described above under “Market Discount,” such gain would generally be long-term capital gain if the holder held the debenture for more than one year. The holder’s tax basis in the common stock received in such case would generally equal the tax basis of the debenture converted, decreased by the cash received, and increased by the amount of gain recognized and the amount of income recognized with respect to accrued interest. It is also possible that the cash payment received may be treated as proceeds from the sale of a portion of the debenture and taxed in the manner described under “Sale, Exchange, Redemption or Retirement of the Debentures” above, and the stock portion may be treated as received upon a conversion of the debenture and taxed in the manner described in the previous paragraph. In such case, the holder’s tax basis in the debenture would be allocated pro rata between the common stock received and the portion of the debenture that is treated as sold for cash. U.S. Holders should consult their own tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of a debenture.

A U.S. Holder’s holding period for any common stock received on conversion will include the period during which the holder held the debenture, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion.

Upon a repurchase of the debentures, a U.S. Holder will generally be subject to the rules described above with respect to a conversion of the debentures.

Constructive Dividends

If we were to make a distribution of property to stockholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our common stock) and the conversion rate of the debentures were increased pursuant to the anti-dilution provisions of the indenture, such increase would be deemed to be a distribution to the U.S. Holders. In addition, any other increase in the conversion rate of the debentures may, depending on the circumstances, be deemed to be a distribution to the U.S. Holders. Any deemed distribution will be taxed in the same manner as an actual distribution.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the debentures and the proceeds from a sale or other disposition of the debentures. A U.S. Holder will be subject to U.S. backup withholding tax on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a debenture that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien for U.S. federal income tax purposes;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition of the debentures or common stock and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such a holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the debentures or common stock.

Payments on the Debentures

Subject to the discussion below concerning backup withholding, payments of principal, interest (including original issue discount, if any), and premium on the debentures by us or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest,

•	the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Vitesse entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

•	the certification requirement described below has been fulfilled with respect to the beneficial owner, as discussed below.

Certification Requirement

Interest on a debenture will not be exempt from withholding tax unless the beneficial owner of the debenture certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person.

If a Non-U.S. Holder of a debenture is engaged in a trade or business in the United States, and if interest on the debenture is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the holder will be required to provide to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders are urged to consult their own tax advisors with respect to other U.S. tax consequences of the ownership and disposition of debentures including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate).

Sale, Exchange or Other Disposition of Debentures or Shares of Common Stock

Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of debentures or common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, or

•	Vitesse is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale, exchange or other disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Conversion or Repurchase of Debentures

A Non-U.S. Holder’s conversion of a debenture into our common stock or receipt of our common stock on the repurchase of a debenture after a fundamental change generally will not be a taxable event. However, to the extent that a Non-U.S. Holder receives cash upon conversion or repurchase (including cash received in lieu of a fractional share), any gain upon the receipt of cash would be subject to the rules described above regarding the sale or exchange of common stock.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends (including deemed dividends on the debentures described above under “Tax Consequences to U.S. Holders—Constructive Dividends”) paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an IRS Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on the debentures and on the common stock. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the debentures or common stock and the Non-U.S. Holder may be subject to U.S. backup withholding tax on payments on the debentures and on the common stock or on the proceeds from a sale or other disposition of the debentures or common stock. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

SELLING HOLDERS

The debentures were originally issued and sold by us in September and October 2004 in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser thereof to be qualified institutional buyers (as defined in Rule 144A under the Securities Act). We used approximately $20.0 million of the net proceeds from the issuance of the debentures to the initial purchaser to fund the concurrent repurchase of approximately 6.9 million shares of our common stock from the initial purchaser. We used the remainder of the net proceeds, together with cash on hand, to redeem all of our outstanding 4.00% convertible subordinated debentures due 2005 in October and November 2004.

Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the debentures and common stock into which the debentures are convertible. When we refer to the “selling holder” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees or donees or their successors.

The selling holders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information in the above table is presented. Information about the selling holders may change over time. Any changed information will be set forth in prospectus supplements. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the debentures, is subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock into which the debentures are convertible may increase or decrease.

None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. All of the debentures are “restricted securities” under the Securities Act prior to their sale under this registration.

We prepared the table below based on the information supplied to us by the selling holders named in the table and we have not sought to verify such information.

SELLING HOLDERS TABLE

The following table contains information furnished to us by selling holders as of July 27, 2005, with respect to the selling holders and the principal amount of debentures and the underlying common stock beneficially owned by each selling holder that may be offered using this prospectus.

Name	Principal amount of debentures beneficially owned that may be sold hereby	Percentage of debentures outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
Allstate Insurance Company	$1,500,000	1.55%	382,653	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$110,000	*	28,061	*
Argent Classic Convertible Arbitrage Fund L.P.	$1,090,000	1.13%	278,061	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	$5,090,000	5.26%	1,298,469	*
Bank Austria Cayman Islands, Ltd	$500,000	*	127,551	*
BNP Paribas Equity Strategies, SNC	$490,000	*	125,000	*
BP Amoco PLC Master Trust	$439,000	*	111,989	*
Citigroup Global Markets Inc.	$250,000	*	63,775	*
City of Southfield Fire & Police Retirement System	$3,000	*	765	*
Consulting Group Capital Markets Funds	$100,000	*	25,510	*
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$261,000	*	66,581	*
DBAG London	$203,000	*	51,785	*
DKR Saturn Event Driven Holding Fund Ltd.	$12,500,000	12.93%	3,188,775	1.44%
DKR Saturn Multi-Strategy Holding Fund Ltd.	$13,875,000	14.35%	3,539,540	1.59%
DKR SoundShore Strategic Holding Fund Ltd.	$6,000,000	6.20%	1,530,612	*
Guggenheim Portfolio Co. XV, LLC	$500,000	*	127,551	*
Highbridge International LLC	$5,000,000	5.17%	1,275,510	*
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Management	$500,000	*	127,551	*
KBC Convertible Arbitrage Fund Ltd.	$490,000	*	125,000	*
KBC Convertible Mac 28 Ltd.	$220,000	*	56,122	*
KBC Convertible Opportunities Fund	$1,870,000	1.93%	477,040	*
KBC Financial Products USA Inc.	$3,550,000	3.67%	905,612	*
KBC Multi Strategy Arbitrage Fund	$2,750,000	2.84%	701,530	*
Lehman Brothers Inc.	$17,965,000	18.58%	4,582,908	2.05%
Lyxor/Convertible Arbitrage Fund Limited	$66,000	*	16,836	*
Mackay Shields LLC as Investment Advisor to Aftra Health Fund	$85,000	*	21,683	*
Mackay Shields LLC as Investment Advisor to New York Life Insurance Co. Post 82	$1,355,000	1.40%	345,663	*
Mackay Shields LLC as Investment Advisor to Mainstay Convertible Fund	$1,675,000	1.73%	427,295	*
Mackay Shields LLC as Investment Advisor to Mainstay VP Convertible Fund	$1,030,000	1.07%	262,755	*
Mackay Shields LLC as Investment Advisor to New York Life Insurance Co. PRE 82	$645,000	*	164,540	*
Mackay Shields LLC as Investment Advisor to New York Life Separate A/C 7	$30,000	*	7,653	*
Mackay Shields LLC as Investment Advisor to United Overseas Bank (SGD)	$45,000	*	11,479	*

Name	Principal amount of debentures beneficially owned that may be sold hereby	Percentage of debentures outstanding	Number of shares of common stock that may be sold hereby(1)	Percentage of common stock outstanding(2)
Mackay Shields LLC as Investment Advisor to United Overseas Bank (USD)	$20,000	*	5,102	*
Melody IAM Ltd.	$170,000	*	43,367	*
Morgan Stanley Convertible Securities Trust	$1,000,000	1.03%	255,102	*
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	$4,000,000	4.14%	1,020,408	*
Ramius Master Fund, Ltd	$1,500,000	1.55%	382,653	*
RCG Halifax Master Fund, Ltd	$500,000	*	127,551	*
RCG Latitude Master Fund, Ltd	$1,500,000	1.55%	382,653	*
RCG Multi Strategy Master Fund, Ltd	$500,000	*	127,551	*
Singlehedge US Convertible Arbitrage Fund	$98,000	*	25,000	*
Sphinx Convertible Arb Fund SPC c/o SSI Investment Management	$413,000	*	105,357	*
SSI Blended Market Neutral L.P.	$196,000	*	50,000	*
SSI Hedged Convertible Market Neutral L.P.	$250,000	*	63,775	*
Sterling Invest Co	$1,100,000	1.14%	280,612	*
Sturgeon Limited	$85,000	*	21,683	*
The Consulting Group Capital Markets Fund c/o SSI Investment Management	$138,000	*	35,204	*
The Estate of James Campbell	$500,000	*	127,551	*
The Hotel Union & Hotel Industry of Hawaii Pension Plan	$50,000	*	12,755	*
Van Kampen Harbor Fund	$1,500,000	1.55%	382,653	*
Viacom Inc. Pension Plan Master Trust	$11,000	*	2,806	*
Vicis Capital Master Fund	$3,250,000	3.36%	829,081	*
Wolverine Convertible Arbitrage Fund Limited	$4,500,000	4.65%	1,147,959	*
Xavex Convertible Arbitrage 10 Fund	$460,000	*	117,346	*

Total**	$96,700,000	100%	24,668,367	10.20%

*	Less than one percent.

**	The sum of the listed principal amount of notes beneficially owned by selling holders actually exceeds $96,700,000 because certain of the selling holders may have transferred notes pursuant to Rule 144A or otherwise reduced their position prior to selling pursuant to this prospectus, and as a result we have received beneficial ownership information from additional selling holders. The maximum principal amount of notes that may be sold under this prospectus will not exceed $96,700,000.

(1)	Assumes conversion of all of the holder’s debentures at a conversion price of $3.92 per share and cash payments in lieu of any fractional interest. However, this conversion price will be subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Price Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 218,640,325 shares of common stock outstanding as of July 27, 2005. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s debentures. However, we did not assume the conversion of any other holder’s debentures.

PLAN OF DISTRIBUTION

The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the debentures and the common stock into which the debentures are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. Vitesse will not receive any of the proceeds from the sale of these securities. Unless otherwise permitted by law, if the debentures or shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling holders, then we must provide the seller with a prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act and/or file an amendment to this registration statement amending the list of selling holders to include the pledgee, transferee or other successors in interest as selling holders under this prospectus for delivery in connection with such sale.

The debentures and the common stock into which the debentures are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the debentures or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In connection with the sale of the debentures and the common stock into which the debentures are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the debentures or the common stock into which the debentures are convertible in the course of hedging the positions they assume. The selling holders may also sell the debentures or the common stock into which the debentures are convertible short and deliver these securities to close out their short positions, or loan or pledge the debentures or the common stock into which the debentures are convertible to broker-dealers that in turn may sell these securities.

The selling holders or their successors in interest may from time to time pledge or grant a security interest in some or all of the debentures or shares of common stock and, if the selling holders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the debentures or shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling holders, in order for the debentures or shares of common stock to be sold under cover of the registration statement of which this prospectus is a part, unless permitted by law, we must provide the seller with a prospectus supplement under Rule 424(b)(3) or other applicable provision of the Securities Act and/or an amendment to such registration statement amending the list of selling holders to include the pledgee, transferee, secured party or other successors in interest as selling holders under this prospectus for delivery in connection with such sale.

The aggregate proceeds to the selling holders from the sale of the debentures or common stock into which the debentures are convertible offered by them will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market under the symbol “VTSS.” We do not intend to list the debentures for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the debentures.

In order to comply with the securities laws of some states, if applicable, the debentures and common stock into which the debentures are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock into which the debentures are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Selling securityholders that are also registered broker-dealers who act in connection with the sale of debentures or shares of common stock hereunder are “underwriters” within the meaning of the Securities Act and any commissions, they receive and proceeds of any sale of debentures or shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. Each of Citigroup Global Markets Inc., Highbridge International LLC, KBC Financial Products USA Inc., Lehman Brothers Inc. and Van Kampen Harbor Fund has informed Vitesse that it is a registered broker-dealer, and as a result, it is an underwriter in connection with the sale of the debentures. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Several of the selling securityholders are affiliates of broker-dealers. Each of these selling securityholders has informed Vitesse that: (1) such selling securityholder purchased its debentures in the ordinary course of business and (2) at the time that the debentures were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the debentures.

The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

To the extent required, the specific debentures or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement.

We will use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective for the period set forth below under “Description of the Debentures—Registration Rights.” No sales may be made pursuant to this prospectus after such period unless we amend or supplement this prospectus to indicate that we have agreed to extend such period of effectiveness.

We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts, and expenses of counsel to the selling holders, in connection with the registration and sale of the debentures and the shares of common stock covered by the prospectus.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

The consolidated financial statements of Vitesse Semiconductor Corporation as of September 30, 2004 and 2003 and for each of the years in the three-year period ended September 30, 2004 have been incorporated by reference into this registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. The file number for our SEC filings is 000-19654. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings made or documents furnished by Vitesse with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling securityholders have sold all the debentures or underlying common stock. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended September 30, 2004;

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended December 31, 2004 and March 31, 2005;

•	Our Current Reports on Form 8-K filed on October 4, 2004, October 19, 2004, October 22, 2004, December 2, 2004, April 22, 2005 and April 27, 2005;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed November 8, 1991, including any amendments or reports filed for the purpose of updating such description; and

•	The description of our preferred stock purchase rights, contained in our Registration Statement on Form 8-A filed on March 5, 2003 (File No. 000-19654), including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing, calling or e-mailing us at the following address:

Vitesse Semiconductor Corporation

741 Calle Plano

Camarillo, CA 93012

Attention: Investor Relations

(805) 388-3700

invest@vitesse.com.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.

Amount to be Paid
SEC registration fee	$11,382
Legal fees and expenses (including Blue Sky fees)	$25,000
Accounting fees and expenses	$30,000
Printing expenses	$5,000

TOTAL	$71,382

Item 15.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 9 of the Registrant’s Amended Certificate of Incorporation and Article 6 of the Registrant’s Bylaws provide for indemnification of the Registrant’s directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure such persons against certain liabilities, including liabilities under the Securities laws.

Item 16.	Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Document

3.1(1)	Certificate of Incorporation of Registrant, as amended to date.

3.2(2)	Bylaws of Registrant as amended to date.

4.1(3)	Specimen of Company’s Common Stock Certificate.

4.2(4)	Indenture, dated as of September 22, 2004, between the Company and U.S. Bank National Association, as Trustee.

4.3	Resale Registration Rights Agreement, dated as of September 22, 2004, between the Company and Lehman Brothers Inc.*

4.4	Form of Debenture (included in Exhibit 4.2).*

4.5(5)	Rights Agreement dated as of March 3, 2003 between the Company and EquiServe Trust Company, N.A., as Rights Agent.

5.1	Opinion of Davis Polk & Wardwell.*

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Counsel (included in Exhibit 5.1).*

23.2	Consent of KPMG LLP, independent registered public accounting firm.

24.1	Power of Attorney.*

25.1	Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939 on Form T-1.*

*	Previously filed.

(1)	Incorporated by reference from the Company’s quarterly report on Form 10-Q for the period ended March 31, 2000.

(2)	Incorporated by reference from the Company’s current report on Form 8-K filed December 2, 2004.

(3)	Incorporated by reference from the Company’s registration statement on Form S-1 (File no. 33-43548), effective December 10, 1991.

(4)	Incorporated by reference from the Company’s current report on Form 8-K filed September 23, 2004.

(5)	Incorporated by reference from the Company’s registration statement on Form 8-A filed March 5, 2003.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on August 2, 2005.

VITESSE SEMICONDUCTOR CORPORATION

By:	/s/ YATIN MODY
Yatin Mody
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ LOUIS R. TOMASETTA Louis R. Tomasetta	Principal Executive Officer	August 2, 2005

/s/ YATIN MODY Yatin Mody	Principal Financial Officer and Principal Accounting Officer	August 2, 2005

* Vincent Chan	Director	August 2, 2005

* James A. Cole	Director	August 2, 2005

* Alex Daly	Director	August 2, 2005

Moshe Gavrielov	Director

* John C. Lewis	Director	August 2, 2005

*By	/s/ LOUIS R. TOMASETTA
Louis R. Tomasetta Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document

3.1(1)	Certificate of Incorporation of Registrant, as amended to date.

3.2(2)	Bylaws of Registrant as amended to date.

4.1(3)	Specimen of Company’s Common Stock Certificate.

4.2(4)	Indenture, dated as of September 22, 2004, between the Company and U.S. Bank National Association, as Trustee.

4.3	Resale Registration Rights Agreement, dated as of September 22, 2004, between the Company and Lehman Brothers Inc.*

4.4	Form of Debenture (included in Exhibit 4.2).*

4.5(5)	Rights Agreement dated as of March 3, 2003 between the Company and EquiServe Trust Company, N.A., as Rights Agent.

5.1	Opinion of Davis Polk & Wardwell.*

12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

23.1	Consent of Counsel (included in Exhibit 5.1).*

23.2	Consent of KPMG LLP, independent registered public accounting firm.

24.1	Power of Attorney.*

25.1	Statement of Eligibility of Trustee for Indenture under Trust Indenture Act of 1939 on Form T-1.*

*	Previously filed.

(1)	Incorporated by reference from the Company’s quarterly report on Form 10-Q for the period ended March 31, 2000.

(2)	Incorporated by reference from the Company’s current report on Form 8-K filed December 2, 2004.

(3)	Incorporated by reference from the Company’s registration statement on Form S-1 (File no. 33-43548), effective December 10, 1991.

(4)	Incorporated by reference from the Company’s current report on Form 8-K filed September 23, 2004.

(5)	Incorporated by reference from the Company’s registration statement on Form 8-A filed March 5, 2003.